UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934

                     (Amendment No. 3)

                 M.H. Meyerson & Co., Inc.
-----------------------------------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                          55301Q
-----------------------------------------------------------
                      (CUSIP Number)

                      Gregg Giaquinto
                  111 Broadway, 3rd Floor
                 New York, New York 10006
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                       July 27, 2000
-----------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 55301Q

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Electronic Trading Group, L.L.C. - ID #133802811

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         WC

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]


6.  Citizenship or Place of Organization

         Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         527,200

    8.   Shared Voting Power:

         0

    9.   Sole Dispositive Power:

         527,200

    10.  Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

         527,200

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         8.0%

14. Type of Reporting Person

         B/D

    Electronic Trading Group, L.C.C. hereby amends and supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange
    Commission (the "SEC") on April 27, 2000 as amended by
    (i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000 and (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000 (the "Schedule") as follows:

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule is hereby amended by inserting the following at the end of the first paragraph thereof:

         From May 25, 2000 to July 27, 2000, the Company purchased and sold shares of the Issuer's Common
         Stock resulting in an aggregate purchase of 41,900 additional shares through open market transactions at average daily prices ranging from $3.5000 to $4.8125 per share, for an aggregate purchase price of $165,103.13, all of which was paid in cash that was deducted from the Company's working capital.

Item 5.  Interest in Securities of the Issuer


         Item 5(a) of the Schedule is hereby amended by deleting the first sentence and inserting the following text in lieu thereof:

         The Company beneficially owns, in the aggregate, 527,200 shares of the Issuer's Common Stock which constitutes 8.0% of the Issuer's outstanding Common
         Stock as of June 22, 2000.

         Item 5(b) of the Schedule is hereby amended by deleting "485,300" in the first line and inserting "527,200" in lieu thereof.

         Item 5(c) of the Schedule is hereby amended by inserting the following after the fifth sentence thereof:

         From May 25, 2000 to July 27, 2000, the Company purchased 41,900 additional shares of the Issuer's
         Common Stock in open market transactions.

Item 7.  Material to be Filed as Exhibits


         Item 7.1 of the Schedule is hereby amended by deleting "May 24, 2000" in the third line and inserting
"July 27, 2000" in lieu thereof.

         Addendum 1 to the Schedule is hereby amended by inserting the following at the end thereof:

                Shares     Shares                 Average Price Per Share
  Date       Purchased     (Sold)   Position       (Excluding commission)

5/25/00          3,000               488,300                 3.5000
5/31/00          2,500               490,800                 3.6250
5/31/00          2,600               493,400                 3.5625
5/31/00          2,500               495,900                 3.5938
6/2/00                    (4,700)    491,200                 4.0000
6/5/00           5,000               496,200                 4.3750
6/5/00                    (7,500)    488,700                 4.2500
6/5/00                    (7,500)    481,200                 4.3125
6/5/00                    (7,500)    473,700                 4.3750
6/5/00                    (9,300)    464,400                 4.4375
6/6/00           1,000               465,400                 4.5625
6/6/00                    (2,500)    462,900                 4.8125
6/6/00           2,500               465,400                 4.6250
6/7/00           6,000               471,400                 4.2813
6/7/00           2,500               473,900                 4.3125
6/7/00                      (900)    473,000                 4.3438
6/8/00           7,500               480,500                 4.2500
6/8/00           1,000               481,500                 4.4063
6/8/00           2,500               484,000                 4.4375
6/8/00           2,500               486,500                 4.4688
6/13/00          5,000               491,500                 4.2500
6/14/00          2,500               494,000                 4.1250
6/14/00          2,500               496,500                 4.1875
6/16/00          1,900               498,400                 4.1875
6/19/00          2,300               500,700                 4.1875
7/7/00          10,000               510,700                 4.1250
7/17/00          1,600               512,300                 4.4375
7/19/00          2,100               514,400                 4.3125
7/25/00          2,000               516,400                 4.0000
7/25/00          2,500               518,900                 3.9688
7/27/00            800               519,700                 3.8438
7/27/00          2,500               522,200                 3.8750
7/27/00          2,500               524,700                 3.9063
7/27/00          2,500               527,200                 3.9375

_____________________________________________________________

Subtotal from
5/25/00 to
7/27/00         41,900

Aggregate
5/24/00
position       485,300

______________________________________________________________
Total as of
7/27/00        598,500   (71,300)    527,200                 4.5176

                         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          ELECTRONIC TRADING GROUP, L.L.C.

                              /s/ Robert Kanter
                              _____________________________
                          By:     Robert Kanter

                          Title:  Member Manager
                          Date:   July 28, 2000





































                                8
02764001.AA4